# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Atour Lifestyle Holdings Ltd, CIK 0001853717
CUSIP: 04965M106
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 18TH FLOOR, WUZHONG BUILDING, 618 WUZHONG ROAD, MINHANG DISTRICT, SHANGHAI, China (F4), 00000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001738126

## Reporting persons
- OLP CAPITAL MANAGEMENT Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Hong Kong (K3); sole voting power 21,607,185; shared voting power 0; sole dispositive power 21,607,185; shared dispositive power 0; aggregate amount beneficially owned 21,607,185 (6.37% of the class)
  Comment: (1) The values in rows 5,7, and 9 - 21,607,185 Class A ordinary shares, par value $0.00001 per share (the Ordinary Shares) of Atour Lifestyle Holdings Limited (the Issuer) are represented by 7,202,395 American Depositary Shares (ADSs), each ADS representing three (3) Ordinary Shares.
  
  (2) The percentage in row 11 - 6.37% is based on 339,104,792 Ordinary Shares outstanding as of June 12, 2024, according to the 424B5 filed by the Issuer with the Securities and Exchange Commission (the SEC) on June 12, 2024.
- Di Fan Shen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 21,607,185; shared voting power 0; sole dispositive power 21,607,185; shared dispositive power 0; aggregate amount beneficially owned 21,607,185 (6.37% of the class)
  Comment: (1) The values in rows 5,7, and 9 - 21,607,185 Class A ordinary shares, par value $0.00001 per share (the Ordinary Shares) of Atour Lifestyle Holdings Limited (the Issuer) are represented by 7,202,395 American Depositary Shares (ADSs), each ADS representing three (3) Ordinary Shares.
  
  (2) The percentage in row 11 - 6.37% is based on 339,104,792 Ordinary Shares outstanding as of June 12, 2024, according to the 424B5 filed by the Issuer with the Securities and Exchange Commission (the SEC) on June 12, 2024.
- Richard Li: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 21,607,185; shared voting power 0; sole dispositive power 21,607,185; shared dispositive power 0; aggregate amount beneficially owned 21,607,185 (6.37% of the class)
  Comment: (1) The values in rows 5,7, and 9 - 21,607,185 Class A ordinary shares, par value $0.00001 per share (the Ordinary Shares) of Atour Lifestyle Holdings Limited (the Issuer) are represented by 7,202,395 American Depositary Shares (ADSs), each ADS representing three (3) Ordinary Shares.
  
  (2) The percentage in row 11 - 6.37% is based on 339,104,792 Ordinary Shares outstanding as of June 12, 2024, according to the 424B5 filed by the Issuer with the Securities and Exchange Commission (the SEC) on June 12, 2024.

## Item 1. Issuer
Name of issuer: Atour Lifestyle Holdings Ltd
Address of issuer's principal executive offices:
18TH FLOOR, WUZHONG BUILDING
618 WUZHONG ROAD, MINHANG DISTRICT
SHANGHAI, CHINA
00000

## Item 2. Person Filing
Name of person filing: This joint statement on SCHEDULE 13G/A is being filed by Richard Li, Di Fan Shen and OLP Capital Management Limited, a Hong Kong private company (OLP and, together with Mr. Li and Mr. Shen, the Reporting Persons).
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is Unit 2430, 24/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.
Citizenship: OLP is a private company organized under the laws of Hong Kong, and each of Mr. Li and Mr. Shen is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 21,607,185
Percent of class: 6.37
Sole power to vote or to direct the vote:
OLP CAPITAL MANAGEMENT Ltd - 21,607,185

Di Fan Shen - 21,607,185

Richard Li - 21,607,185
Shared power to vote or to direct the vote:
OLP CAPITAL MANAGEMENT Ltd - 0

Di Fan Shen - 0

Richard Li - 0
Sole power to dispose or to direct the disposition:
OLP CAPITAL MANAGEMENT Ltd - 21,607,185

Di Fan Shen - 21,607,185

Richard Li - 21,607,185
Shared power to dispose or to direct the disposition:
OLP CAPITAL MANAGEMENT Ltd - 0

Di Fan Shen - 0

Richard Li - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 04965M 106 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol "ATAT." Each ADS represents three Class A Ordinary Shares. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

## Signatures
- OLP CAPITAL MANAGEMENT Ltd: Richard Li, Director (02/14/2025)
- Di Fan Shen: Di Fan Shen, Director (02/14/2025)
- Richard Li: Richard Li, Director (02/14/2025)